Exhibit 99.1

SHARE PURCHASE AGREEMENT

Acquisition of 55% of the issued share capital of

Asia AI Data Centre & Quantum Technology Company Limited

This Share Purchase Agreement (this “Agreement”) is made on_______________________ (the “Execution Date”).

LUDA TECHNOLOGY GROUP LIMITED, incorporated in the Cayman Islands with registration number 382499 and registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and principal place of business at Rooms 1604-1605, 16/F, YF Life Centre, 38 Gloucester Road, Wanchai, Hong Kong (the “Purchaser”);

MS. LIU LIANGPING, holder of [*], residing at [*](the “Vendor”); and

ASIA AI DATA CENTRE & QUANTUM TECHNOLOGY COMPANY LIMITED, incorporated in Hong Kong SAR with business registration number 68230643 and registered office at Room 1606-1607, 16/F, YF Life Centre, 38 Gloucester Road, Wanchai, Hong Kong (the “Company”).

Each of the Purchaser, Vendor, and Company is a “Party” and together the “Parties.”

1.	Background

a.	The Company was incorporated in Hong Kong on 21 September 2017 with business registration number 68230643.

b.	Prior to the Execution Date, the issued share capital of the Company comprises 10,000 ordinary shares of HK$1.00 each, of which the Vendor holds 10,000 ordinary shares.

c.	The Vendor wishes to sell, and the Purchaser wishes to purchase, 5,500 ordinary shares representing 55% of the issued share capital of the Company, on the terms and subject to the conditions set out in this Agreement.

d.	The Vendor is a sole director of the Company. The Vendor’s spouse is an ultimate beneficial owner and director of the Purchaser. The Vendor is also an executive officer and former director of the Purchaser. Accordingly, the sale and purchase of the Sale Shares constitutes a related party transaction for the purposes of the Purchaser and has been reviewed and approved by the audit committee of the board of directors of the Purchaser in accordance with Section 120 of the NYSE American Company Guide and the Purchaser’s related person transaction policy.

2.	Definitions and Interpretation

a.	“Business Day” means a day, other than a Saturday, Sunday or public holiday of Hong Kong.

b.	“Consideration Shares” means 91,780newly issued ordinary shares of the Purchaser to be allotted and issued to the Vendor as part of the Consideration in accordance with Clause 5, subject to the restrictions arising under applicable US securities laws and the lock-up in Clause 4(c).

c.	“Completion” means completion of the sale and purchase of the Sale Shares in accordance with Clause 4, which shall take place no later than fourteen (14) Business Days after the Execution Date.

d.	“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, third-party right or other security interest of any kind.

e.	“Sale Shares” means 5,500 ordinary shares in the Company, representing 55% of the issued share capital of the Company.

f.	“SEC” means U.S. Securities and Exchange Commission.

g.	“NYSE American” means NYSE American LLC, being the exchange on which the ordinary shares of the Purchaser are listed under the ticker symbol “LUD”.

h.	“Window Period” means an open trading window under the Purchaser’s insider trading policy from time to time in force, being (subject to any suspension or blackout imposed by the Purchaser) the period beginning at the start of the third business day following the Purchaser’s public release of its quarterly or annual earnings and ending at the close of business on the 16th calendar day of the last month of the then current fiscal quarter.

3.	Sale and Purchase

Subject to the terms and conditions of this Agreement, the Vendor shall sell, and the Purchaser shall purchase, the Sale Shares with full ownership rights and free from all Encumbrances attaching to them as at Completion. Upon Completion, the Company shall become a subsidiary of the Purchaser.

a.	The total consideration for the Sale Shares shall be US$935,000 (the “Consideration”).

b.	The Consideration shall comprise: (i) US$600,000 in cash, of which US$400,000 shall be paid by the Purchaser to the Vendor within seven (7) Business Days after the Execution Date and the remaining US$200,000shall be paid within three (3) months after the Execution Date; and (ii) US$335,000, to be satisfied by allotment and issuance of the Consideration Shares.

c.	The parties acknowledge that the value of the Consideration Shares is calculated by reference to 91,780 ordinary shares of the Purchaser at US$3.65 per share, being the market closing price on 14 October 2026.

4.	The Vendor’s obligations

a.	The Vendor shall complete the transfer of the Sale Shares to the Purchaser no later than fourteen (14) Business Days after the Execution Date (“Completion”). At Completion, the Vendor shall deliver to the Purchaser: (i) a duly executed instrument of transfer and bought and sold notes in respect of the Sale Shares in favour of the Purchaser; (ii) the share certificate(s) in respect of the Sale Shares (or an indemnity in a form reasonably acceptable to the Purchaser if any certificate has been lost); (iii) certified copies of the board resolutions of the Company approving the transfer and the update of the register of members; and (iv) such other documents as are reasonably required to effect the transfer, including the filing of the instrument of transfer and bought and sold notes with the Stamp Office of the Inland Revenue Department for stamping and the update of the register of members and annual return to be filed with the Companies Registry.

b.	The Vendor warrants to the Purchaser as at the Execution Date that:

-	The Vendor is the legal and beneficial owner of the Sale Shares and has full legal capacity, power and authority to enter into and perform this Agreement, including to sell and transfer the Sale Shares, and the execution and performance of this Agreement by the Vendor does not and will not conflict with, or constitute a default under, any agreement, order or applicable law binding on the Vendor.

-	The Sale Shares are fully paid and free from Encumbrances.

-	The Company is duly incorporated, validly existing and in good standing under the laws of Hong Kong SAR.

-	There is no litigation, arbitration, investigation or dispute pending against the Company which may have a material adverse effect.

-	The Company’s financial information and due diligence documents provided to the Purchaser are true and complete.

-	The Company has no material liabilities (whether actual, contingent or otherwise) other than those (i) disclosed in writing to the Purchaser prior to the Execution Date or (ii) incurred in the ordinary course of business.

-	The Company has, in all material respects, filed all tax returns required to be filed by it and paid all taxes shown as due on such returns, and there is no material tax dispute pending or, to the Vendor’s knowledge, threatened against the Company.

c.	The Vendor shall undertake a lock-up period that the vendor shall not dispose of the Consideration Shares for six (6) months after issuance of the Consideration Shares except as permitted by applicable securities laws and the Purchaser’s written consent.

d.	The Purchaser warrants to the Vendor as at the Execution Date that: (i) it is a company duly incorporated and validly existing under the laws of the Cayman Islands and has full corporate power and authority to enter into and perform this Agreement; (ii) the execution and performance of this Agreement have been duly authorised by all necessary corporate action of the Purchaser, including the approval of its audit committee in respect of this related party transaction; (iii) this Agreement constitutes valid and binding obligations of the Purchaser enforceable in accordance with its terms; (iv) the Consideration Shares, when allotted and issued in accordance with this Agreement, will be validly issued, fully paid and non-assessable, free from all Encumbrances (other than restrictions arising under applicable US securities laws), and will rank pari passu in all respects with the ordinary shares of the Purchaser then in issue; and (v) the Purchaser is in compliance in all material respects with its continuing obligations under the rules of NYSE American LLC and the SEC, subject to the material weakness in internal control over financial reporting disclosed in its Annual Report on Form 20-F/A for the year ended 31 December 2025.

5.	The Purchaser’s obligations

a.	The Purchaser shall pay the Vendor US$400,000 in cash no later than seven (7) business days after the Execution Date, and the remaining US$200,000in cash within three (3) months after the Execution Date. The Vendor’s designated bank account is as follows:

Bank name	[*]
Account name	[*]
Account number	[*]

b.	Subject to the terms of this Clause 5, the Purchaser shall allot and issue the Consideration Shares to the Vendor as fully paid, free from all Encumbrances and ranking pari passu in all respects with the Purchaser’s ordinary shares then in issue.

c.	The Vendor acknowledges that she is a related party of the Purchaser and an insider for the purposes of the Purchaser’s insider trading policy and applicable US securities laws. The Vendor undertakes to comply with the Purchaser’s insider trading policy from time to time in force, including the requirement that any sale or other disposal by her of the Consideration Shares (or any other securities of the Purchaser) be effected only during a Window Period and otherwise in compliance with Rule 144 under the Securities Act of 1933 and Section 16 of the Securities Exchange Act of 1934 (to the extent applicable).

6.	The Company’s obligations

a.	The Company shall facilitate the transfer of the Sale Shares including submitting required documents to Inland Revenue Department and updating the shareholders information with Company Registry.

b.	Beginning from the following month-end after the Execution Date, the Company shall provide the Purchaser with monthly management accounts and annually audited financial statements on an accurate, complete and timely bases.

c.	The Company shall give the Purchaser proper notice and circulate necessary materials for all shareholder meetings.

7.	Confidentiality

Each Party shall keep confidential the terms of this Agreement and all non-public information received in connection with the transaction, except where disclosure is required by law, regulation, court order, stock exchange rule or to its professional advisers, auditors, bankers or affiliates on a need-to-know basis. No public announcement relating to this Agreement shall be made without the prior written consent of the other Parties, unless required by applicable law or regulation.

8.	Termination Clause

This Agreement may be terminated: (a) by the non-defaulting Party, if any other Party commits a material breach of its obligations under this Agreement and (if such breach is capable of remedy) fails to remedy such breach within thirty (30) Business Days after receiving written notice from the non-defaulting Party specifying the breach and requiring its remedy; or (b) by written agreement of all Parties. Termination shall be without prejudice to (i) any rights or remedies of the terminating Party accrued as at the date of termination, including the right to seek damages, specific performance or other equitable relief, and (ii) the continued operation of Clauses 7 (Confidentiality), 9 (Costs and Stamp Duty) and 11 (Governing Law and Dispute Resolution), which shall survive termination. If this Agreement is terminated after Completion but before issuance of the Consideration Shares, the Purchaser’s obligation under Clause 5(e) to pay US$335,000 in cash to the Vendor shall survive and be payable within ten (10) Business Days of termination.

9.	Costs and Stamp Duty

Each Party shall bear its own legal, professional and advisory costs incurred in connection with the negotiation, preparation and performance of this Agreement. Unless otherwise agreed in writing, any stamp duty payable on the transfer of the Sale Shares shall be borne by the Vendor and the Purchaser in equal proportions.

10.	Entire Agreement

This Agreement constitutes the entire agreement among the Parties relating to the sale and purchase of the Sale Shares and supersedes all prior discussions, correspondence, memoranda of understanding and understandings relating to its subject matter, except to the extent expressly incorporated into this Agreement

11.	Governing Law and Dispute Resolution

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong SAR. The Parties shall first attempt in good faith to resolve any dispute arising out of or in connection with this Agreement through negotiation. If the dispute is not resolved within 30 days, the Parties irrevocably submit to the exclusive jurisdiction of the courts of Hong Kong SAR.

EXECUTION

For and on behalf of
LUDA TECHNOLOGY GROUP LIMITED

Signature:
Name:	Mr. Ma Biu
Title:	Director
Date:

MS. LIU LIANGPING

Signature:
Date:

For and on behalf of
ASIA AI DATA CENTRE & QUANTUM TECHNOLOGY COMPANY LIMITED

Signature:
Name:	Ms. Liu Liangping
Title:	Director
Date: